Filed Pursuant to Rule 433
August 11, 2006

Relating to
Prospectus Supplement dated August 10, 2006,
to Prospectus dated February 2, 2005
Registration No. 333-121744

Fixed Rate Notes
Due August 15, 2011

Issuer:	The Bear Stearns Companies Inc.

Trade Date:	August 10, 2006

Settlement Date:	August 17, 2006

Ratings:	A1 / A / A+

Principal Amount:	$750,000,000

Coupon:	5.50%

Type of Security:	Fixed Rate Note

Maturity:	August 15, 2011

Public Offering Price:	99.609%

Gross Fees:	0.350%

All-in Price:	99.259%

Net Proceeds:	$744,442,500

Interest Payment Period:	Semi-Annually

Interest Payment Dates:	Semi-Annually on each February 15th and August 15th, commencing on February 15, 2007

Day Count:	30/360

Specified Currency:	U.S. Dollars

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	073902ML9

ISIN:	US073902ML98

Lead Manager:	Bear, Stearns & Co. Inc. Bear, Stearns International Limited

Senior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Bank of America Securities LLC Citigroup Global Markets Inc.

Junior Co-Managers:	HSBC Securities (USA) Inc. Mellon Financial Markets LLC Wachovia Capital Markets, LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.